

December 1, 2010

Mr. Eric Kash
Chief Executive Officer
PSI Corporation
7222 Commerce Center Drive, Suite 210
Colorado Springs, CO 80919

> **Re: PSI Corporation**
> **Form 10-K for Fiscal Year Ended October 31, 2009**
> **Filed June 24, 2010**
> **Item 4.02(a) Form 8-K**
> **Filed October 12, 2010**
> **File No. 000-20317**

Dear Mr. Kash:

    We have completed our review of your Form 10-K, Item 4.02(a) Form 8-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Jennifer Thompson
                                        Branch Chief